Merrill Lynch Capital Partners, Inc.
                            World Financial Center
                                 South Tower
                              New York, NY 10080



March 5, 1999

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Re:   U.S. Foodservice
      Schedule 13D/A
      Commission File No. 005-43415

Ladies and Gentlemen:

         We  hereby   electronically  file  with  the  Securities  and  Exchange
Commission the accompanying Schedule 13D/A on behalf of those entities listed on Schedule A. The document with the original signature is on file in our office.

         Please call the undersigned with any questions at (212) 449-7948.

                                                     Very truly yours,

                                                     /s/ Frank J. Marinaro
                                                     Frank J. Marinaro


cc:    New York Stock Exchange, Inc.
       20 Broad Street
       New York, NY 10005

       U.S. Foodservice
       9755 Patuxent Woods Way
       Columbia, Md  21046

                                                                     Schedule A

1.    Merrill Lynch & Co., Inc.
2.    Merrill Lynch Group, Inc.
3.    Merrill Lynch Capital Partners, Inc.
4.    ML Employees LBO Managers, Inc.
5.    ML Employees LBO Partnership No. I L.P.
6.    ML LBO Partners No. IV
7.    Merrill Lynch Capital Appreciation Partnership No. XIII, L.P.
8.    ML Offshore LBO Partnership No. XIII
9.    Merrill Lynch LBO Partners No. B-IV
10.   Merrill Lynch Capital Appreciation Partnership No.B-XVIII, L.P.
11.   ML Offshore LBO Partnership No. B-XVIII
12.   MLCP Associates L.P. No. II
13.   MLCP Associates L.P. No. IV
14.   ML IBK Positions, Inc.
15.   Merrill Lynch MBP Inc.
16.   Merchant Banking L.P. No. II
17.   KECALP Inc.
18.   Merrill Lynch KECALP L.P. 1987
19.   Merrill Lynch KECALP L.P. 1991
20.   Merrill Lynch KECALP L.P. 1994

SUBJECT COMPANY:

        COMPANY DATA:
                COMPANY CONFORMED NAME:                 U.S. FOODSERVICE
                CENTRAL INDEX KEY:                      0000928395
                STANDARD INDUSTRIAL CLASSIFICATION:     WHOLESALE-GROCERIES &
                                                        GENERAL LINE [5141]
                IRS NUMBER:                             521634568
                STATE OF INCORPORATION:                 DE
                FISCAL YEAR END:                        0627

        FILING VALUES:
                FORM TYPE:              SC 13D/A
                SEC ACT:
                SEC FILE NUMBER:        005-43415
                FILM NUMBER:            98500181

        BUSINESS ADDRESS:
                STREET 1:               9755 PATUXENT WOODS WY
                CITY:                   COLUMBIA
                STATE:                  MD
                ZIP:                    21046
                BUSINESS PHONE:         4103127100

        MAIL ADDRESS:
                STREET 1:               9755 PATUXENT WOODS WAY
                CITY:                   COLUMBIA
                STATE:                  MD
                ZIP:                    21046

FILED BY:

        COMPANY DATA:
                COMPANY CONFORMED NAME:                MERRILL LYNCH & CO., INC.
                CENTRAL INDEX KEY:                     0000065100
                STANDARD INDUSTRIAL CLASSIFICATION:    SECURITY BROKERS, DEALERS
                                                    & FLOTATION COMPANIES [6211]
                IRS NUMBER:                            132740599
                STATE OF INCORPORATION:                DE
                FISCAL YEAR END:                       1228

        FILING VALUES:
                FORM TYPE:              SC 13D/A

        BUSINESS ADDRESS:
                STREET 1:               250 VESEY ST
                STREET 2:               WORLD FINANCIAL CTR N TOWER
                CITY:                   NEW YORK
                STATE:                  NY
                ZIP:                    10281-1334
                BUSINESS PHONE:         2124491000

        MAIL ADDRESS:
                STREET 1:               250 VESEY ST
                STREET 2:               WORLD FINANCIAL CTR N TOWER
                CITY:                   NEW YORK
                STATE:                  NY
                ZIP:                    10281-1334

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No.1)

                              U.S. Foodservice
                              (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    90331R101
                                 (CUSIP Number)

                    c/o Merrill Lynch Capital Partners, Inc.
                               225 Liberty Street
                          New York, New York 10080-6123
                           Attention: James V. Caruso
                            Telephone: (212) 236-7753
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Frank J. Marinaro, Esq.
                            Merrill Lynch & Co., Inc.
                             World Financial Center
                                   North Tower
                          New York, New York 10281-1312
                            Telephone: (212) 449-7948

                                March 5, 1999
             (Date of Event which Requires Filing of this Statement)

                    ========================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

CUSIP No. 90331R101


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH & CO., INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]       (a)
[__]       (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)   HC, CO

CUSIP No. 90331R101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
              MERRILL LYNCH GROUP, INC.

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)   HC, CO

CUSIP No. 90331R101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH MBP INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)   CO

CUSIP No. 90331R101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERCHANT BANKING L.P. NO. II


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 90331R101


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
               MERRILL LYNCH CAPITAL PARTNERS, INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)   CO

CUSIP No. 90331R101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  ML EMPLOYEES LBO MANAGERS, INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)  CO

CUSIP No. 90331R101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  ML EMPLOYEES LBO PARTNERSHIP NO. I, L.P.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)  PN

CUSIP No. 90331R101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH LBO PARTNERS NO. IV, L.P.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)  PN

CUSIP No. 90331R101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH CAPITAL APPRECIATION PARTNERSHIP NO. XIII, L.P.

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)  PN

CUSIP No. 90331R101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  ML OFFSHORE LBO PARTNERSHIP NO. XIII


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)  PN

CUSIP No. 90331R101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH LBO PARTNERS NO. B-IV, L.P.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 90331R101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                 MERRILL LYNCH CAPITAL APPRECIATION
                 PARTNERSHIP NO. B-XVIII, L.P.

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)  PN

CUSIP No. 90331R101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
              ML OFFSHORE LBO PARTNERSHIP NO. B-XVIII


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)  PN

CUSIP No. 90331R101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MLCP ASSOCIATES L.P. NO. II


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)  PN

CUSIP No. 90331R101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MLCP ASSOCIATES L.P. NO. IV


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 90331R101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  ML IBK POSITIONS, INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)  CO

CUSIP No. 90331R101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  KECALP INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)  CO

CUSIP No. 90331R101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH KECALP L.P. 1987


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 90331R101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH KECALP L.P. 1991


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 90331R101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH KECALP L.P. 1994


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    16.2%

(14)     Type of Reporting Person (See Instructions)  PN

     This Amendment No. 1 amends the Statement on Schedule 13D initially filed with the Securities and Exchange Commission on January 2, 1998 (the "Original Filing") with respect to the common stock, par value $.01 per share of JP Foodservice, Inc. (subsequently renamed U.S. Foodservice) by (a) Merchant Banking L.P. No. II, (b) ML Employees LBO Partnership No. I, L.P., (c) Merrill Lynch Capital Appreciation Partnership No. XIII, L.P., (d) ML Offshore LBO Partnership No. XIII, (e) Merrill Lynch Capital Appreciation Partnership No. B-XVIII, L.P., (f) ML Offshore LBO Partnership No. B-XVIII, (g) MLCP Associates L.P. No. II, (h) MLCP Associates L.P. No. IV, (i) ML IBK Positions, Inc., (j) Merrill Lynch KECALP L.P. 1987, (k) Merrill Lynch KECALP L.P. 1991, (l) Merrill Lynch KECALP L.P. 1994 (collectively, the "ML Investors"), (m) Merrill Lynch & Co., Inc., (n) Merrill Lynch Group, Inc., (o) Merrill Lynch MBP Inc., (p) Merrill Lynch Capital Partners, Inc., (q) ML Employees LBO Managers, Inc., (r) Merrill Lynch LBO Partners No. IV, (s) Merrill Lynch LBO Partners No. B-IV and
(t) KECALP, Inc. (collectively with the ML Investors, the "Filing ML Entities") (as so amended, the Schedule 13D"). Unless otherwise defined herein all capitalized terms shall have the meanings ascribed to them in the Original Filing.


Item 1.  Security and Issuer.

     Item 1 is hereby amended in its entirety as restated below:

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.01 per share (the "Issuer Common Stock"), of U.S. Foodservice, a Delaware corporation (formerly, JP Foodservice, Inc.) (the "Issuer"). The address of the Issuer's principal executive offices is 9755 Patuxent Woods Drive, Columbia, Maryland 21046.


Item 4.  Purpose of Transaction.

     Item 4 is hereby amended by deleting the final paragraph thereof in its entirety and replacing it with the following:

     Except as set forth below, none of the Filing ML Entities has formulated any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Schedule 13D.

     On March 5, 1999, the Issuer filed a registration statement on Form S-3 (No. 333-73447) (the "Registration Statement") in connection with its obligations under the Registration Rights Agreement. In accordance with the Registration Statement, the ML Investors may sell up to 7,808,898 shares of Issuer Common Stock to the public pursuant to an underwritten public offering (the "Offering"). If the Offering is executed as currently contemplated, the Filing ML Entities would cease to be beneficial owners of more than 5% of the outstanding shares of the Issuer Common Stock. Upon consummation of the Offering, the ML Investors intend to request that Messrs. Bowman and Fitzgibbons (two individuals listed on Appendix B to the Original Filing) resign from their positions on the board of directors of the Issuer. The ML Investors appointed Messrs. Bowman and Fitzgibbons to the board of directors of the Issuer upon consummation of the Merger.

     The sale by the ML Investors of the Issuer Common Stock pursuant to the Offering is subject to various factors, including general economic and industry conditions and the securities markets in general, particularly those with respect to the Issuer Common Stock. The ML Investors will take such actions in the future with respect to the Offering as the ML Investors may deem appropriate in light of the circumstances then existing.

                                 Signature Page
                                 --------------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


March 5, 1999                         MERRILL LYNCH CAPITAL PARTNERS, INC.



                                            By:    /s/ James V. Caruso
                                            Name:      James V. Caruso
                                            Title:     Vice President